December 21, 2018

United States Securities and Exchange Commission
Division of Corporate Finance

REF:      Response Letter to SEC comment letter Dated December 20, 2018
American Resources Corporation
Amendment No. 4 to Registration Statement on Form S-1
Filed December 11, 2018
File No. 333-226042

Dear Sir or Madam,

With respect to the above-referenced comment letter, please see our responses below, in-line with each of your comments and/or questions.

Amendment No. 4 to Registration Statement on Form S-1 Filed December 11, 2018

Capitalization, page 45

1.
Refer to footnote 5. Tell us whether the enhanced anti-dilution protection or conversion will occur in connection with this offering.

Response: Note 5 refers to the conversion which occurred on November 5, 2018. No further anti-dilution protection or conversion will occur in connection with this offering.

For instance, the possible Series A Preferred holders diluted ownership after the anticipated capital raise, given the company’s range of per share price is from 73.6% ownership to 79.0% ownership, given the following metrics:

Current Shares Outstanding (per the latest Form 10Q): 17,715,969 shares
Proposed Maximum Capital Raise (per the latest Form S1/A): $28,750,000
Series A Preferred Currently Converts to 3 (1/3) Common Shares (i.e., anti-dilution provision not utilized since resulting common is greater than 72.0% minimum ownership)
Series A Preferred Shares Converted to Common (on fully-converted basis): 16,059,307 common shares
–
Resulting Series A Holders Current Percent Ownership of 90.6%

Scenario 1: Maximum Offering Price: $11.00 per share
Resulting shares of common stock issued: 2,613,636 shares
New total shares of common stock outstanding: 20,329,605 shares
Series A Preferred Converts to 3 (1/3) Common Shares (i.e., anti-dilution provision not utilized since resulting common is greater than 72.0% minimum ownership)
Series A Preferred Shares Converted to Common (on fully-converted basis): 16,059,307 common shares
–
Resulting Series A Holders Post Capital Raise Percent Ownership of 79.0%

Scenario 2: Minimum Offering Price: $7.00 per share
Resulting shares of common stock issued: 4,107,143 shares
New total shares of common stock outstanding: 21,823,112 shares
Series A Preferred Converts to 3 (1/3) Common Shares (i.e., anti-dilution provision not utilized since resulting common is greater than 72.0% minimum ownership)
Series A Preferred Shares Converted to Common (on fully-converted basis): 16,059,307 common shares
–
Resulting Series A Holders Post Capital Raise Percent Ownership of 73.6%

Note 8 - Subsequent Events, page F-12

2.
We note your response to comment 2.  Please disclose, if true, that the "enhanced" anti-dilution rights of Series A Preferred Stock were made effective as of November 5, 2018.

Further clarify the following:

–
the nature of the amended enhanced anti-dilution rights, which include (but may not be limited to) the conversion of such Series A holdings into, and/or equal to, no less than Seventy-Two Percent (72%) of the fully diluted common stock of the Company.

–
how the amended rights differed from the anti-dilution rights since January 5, 2017, if at all.

Refer to ASC 260-10-50-2.

Response: Our risk factor outlined on page 10 includes the statement ‘certain enhanced anti-dilution protection.’ This statement has been consistent since our first filed registration statement which was filed on July 2, 2018. The term enhanced is not in reference to anything that changed, but merely to draw the reader’s attention that the Series A Preferred include rights that may not be standard. The registration statement filed on December 11, 2018 had several formatting changes from the Underwriter’s counsel which may led to the risk factor appearing to be new.

a.
“enhanced” anti-dilutions rights were not newly effective on November 5, 2018, but have been in-place since January 5, 2017.
b.
There were no amended enhanced anti-dilution rights. The 72% conversion protection has been in place since January 5, 2017.
c.
The current and in-effect rights of the 72% conversion protection are the same as the rights that were in effect on January 5, 2017.

3.
Addressing ASC 815-40-15-7, please provide us your detailed analysis explaining how you concluded that the Series A Preferred Stock’s embedded conversion option is closely related to and indexed to equity.

Response: See attached

After review of the responses and the amended S-1, please let us know if you have additional questions or comments

/s/ Thomas Sauve
Thomas Sauve
President

American Resources Corporation ● www.AmericanResourcesCorp.com
P.O. Box 606 ● Fishers, IN ● 46038